SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Jack in the Box Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

466367109
(CUSIP Number)

Eleazer Klein, Esq. Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2018
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

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The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 466367109	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,831,007 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,831,007 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,831,007 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.7%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 466367109	SCHEDULE 13D/A	Page 3 of 5 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby and amended and restated in its entirety as follows:

The 1,831,007 Shares reported herein as beneficially owned by the Reporting Person were acquired at an aggregate purchase price of approximately $163.6 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On October 25, 2018, JANA entered into a confidentiality and standstill letter agreement (the “Confidentiality Agreement”) with the Issuer. Under the Confidentiality Agreement, JANA agreed to maintain the confidentiality of certain business information to be furnished by the Issuer to JANA and to abide by customary standstill obligations, subject to certain exceptions. The confidentiality and standstill obligations under the Confidentiality Agreement expire on December 14, 2018, unless earlier terminated as described in the Agreement. The full text of the Confidentiality Agreement is included as Exhibit A to this Amendment No. 1 by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2018 (the “October 26, 2018 Form 8-K”) and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5(a)-(c) of the Schedule 13D is hereby and amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 27,255,503 Shares outstanding as of August 3, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 8, 2018 filed with the SEC on August 9, 2018.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 1,831,007 Shares, representing approximately 6.7% of the Shares outstanding.

(b) JANA has sole voting and dispositive power over 1,831,007 Shares, which power is exercised by the Principal.

(c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth in Exhibit B hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

CUSIP No. 466367109	SCHEDULE 13D/A	Page 4 of 5 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby and amended and restated in its entirety as follows:

On October 25, 2018, the Issuer and the Reporting Person entered into the Confidentiality Agreement. A copy of such agreement is attached as Exhibit A to this Amendment No. 1 and is incorporated by reference herein.

Except as otherwise set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby and amended and restated in its entirety as follows:

Exhibit A:	Confidentiality Agreement, dated October 25, 2018 (incorporated by reference to Exhibit 10.1 to the October 26, 2018 Form 8-K).

Exhibit B:	Transactions in the Shares of the Issuer During the Last 60 Days.

CUSIP No. 466367109	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2018

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel

EXHIBIT B

Transactions in the Shares of the Issuer During the Last 60 Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
08/29/2018	(921)	88.64
09/05/2018	(340)	86.35
09/12/2018	(280)	85.61
09/19/2018	(905)	83.93
09/25/2018	(33,084)	85.40
09/25/2018	(26,916)	85.08
10/03/2018	371	83.96
10/17/2018	112	82.69
10/19/2018	75,000	78.23
10/25/2018	20,000	75.68